SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October, 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on October 18, 2007 announcing "ECtel Appoints Liat Inbar-Arad as its VP Human Resources". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  October 21, 2007

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Index to Exhibits

Exhibit No.                  Exhibit

1                                   Press Release issued October 18, 2007

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EXHIBIT 1

ECtel Appoints Liat Inbar-Arad as its VP Human Resources

ROSH HA'AYIN, Israel, October 18, 2007. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced it has appointed  Liat Inbar-Arad as the Company's new Vice President for Human Resources and a member of  its executive management team, commencing October 15th, 2007.

Liat brings to ECtel significant managerial experience together with vast experience in Human Resources. She joins ECtel from Finjan Software where she served as Vice President Human Resources. Prior to Finjan Software Liat was the organizational development and training manager of Orbotech (Nasdaq: ORBK). Prior to that, she served as training development manager at ECI Telecom. Previously, Liat held various lecture and research positions at the Open University and Tel-Aviv University. She holds an M.A. in Labor Studies and a B.A. in Humanities from Tel-Aviv University.

Itzik Weinstein, ECtel's President and CEO said, "We are well aware that our success depends on the people that choose to make ECtel their home away from home.  For this reason, we believe that the head of Human Resources should be part of our executive management team and influential on all key corporate decisions.  Liat brings to this position the experience, sensitivity and understanding necessary to manage and lead this important resource.  I welcome her on board and look forward to her contribution to ECtel, its employees and partners".

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About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product framework features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs). For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.
Michael Neumann
Senior Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: mickeyne@ectel.com

ECtel Ltd.
Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

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